Exhibit (a)(1)(iii)

Date: December 31, 2012

To: DISH Employees with DISH Stock Options

From: Aaron LaPoint, Vice President, Human Resources

Re: Launch of Offer to Exchange

IMPORTANT — PLEASE READ IMMEDIATELY.

We are pleased to announce the launch of this Offer to Exchange. This Offer to Exchange has commenced and closes at 6:00 p.m. (Mountain Time), on January 30, 2013 (the “Exchange Expiration Date”), unless extended in accordance with the Offer to Exchange. As you may be eligible to participate, please read the attached “Offer to Exchange” and “Schedule TO” (collectively, the “Offering Materials”), which contain the rules, procedures and other information related to this Offer to Exchange. The Offering Materials also contain a list of “Questions & Answers” that you may find helpful.

On December 2, 2012, the Board of Directors of DISH Network Corporation (“DISH”) declared a non-recurring dividend of $1.00 per share on the outstanding Class A and Class B common stock of DISH, which was paid in cash on December 28, 2012 to shareholders of record on December 14, 2012.  To appropriately reflect the value of the dividend in the DISH employee stock incentive plans, the DISH Board of Directors and the Compensation Committee of the DISH Board of Directors (which administers the plans) authorized a decrease of up to $1.00 per share in the exercise price of existing unexercised and unexpired DISH stock options; provided that the exercise price of eligible stock options will not be reduced below $1.00.  The exact amount of the adjustment was based on the difference between: (i) the closing price of DISH’s Class A common stock on the trading day immediately before the “ex-dividend date” (December 11, 2012) as reported on the Nasdaq Global Select Market and (ii) the price of the first non-cross block trade on the “ex-dividend date” (December 12, 2012) as reported on the Nasdaq Global Select Market.  Consequently, in light of this difference, the adjustment to decrease the exercise price of DISH stock options has been set at $0.77 per share; provided that the exercise price will not be reduced below $1.00.  The adjustment to the exercise price will not affect the vesting or expiration of your stock options.

Because an adjustment to the exercise price would cause certain of our employee stock options that would otherwise be treated as incentive stock options (“ISOs”) to no longer receive the tax treatment afforded to ISOs for U.S. Federal income tax purposes, we are seeking the consent of the eligible employees who hold eligible ISOs to adjust the exercise price of such options. This consent is being solicited through this voluntary Offer to Exchange. This Offer to Exchange only applies to ISOs because an adjustment of their exercise price will modify the treatment of such options for U.S. Federal income tax purposes, which requires the consent of the employee under their corresponding ISO agreement(s).  No such consent is required with respect to eligible non-qualified stock options because an adjustment of the exercise price will not affect the manner in which such options are treated for U.S. Federal income tax purposes. All eligible non-qualified stock options will be adjusted by DISH without any action needed to be taken by the eligible employee.

As discussed in the Offering Materials, only stock options that are ISOs require consent to effect the adjustment and therefore only eligible employees who hold those options will be eligible to participate in the Offer to Exchange. All other terms and conditions set forth in the applicable stock option agreement(s) for eligible ISOs, including, without limitation, the vesting schedule and term will remain the same regardless of whether an eligible employee consents to an adjustment. The only change to affected stock option agreement(s) that will occur if an eligible employee consents to an adjustment will be the adjustment to the exercise price of the affected stock options.

By this Offer to Exchange, DISH is offering eligible employees who hold eligible ISOs through the Exchange Expiration Date the opportunity to consent to a $0.77 per share decrease in the exercise price of their outstanding eligible ISOs that were granted on or before December 11, 2012, provided that the exercise price of eligible ISOs will not be reduced below $1.00. If you consent to the adjustment, your eligible ISOs will no longer receive the tax treatment afforded to ISOs for U.S. Federal income tax purposes and such stock options will be treated as non-qualified stock options for U.S. Federal income tax purposes following the adjustment.

While the exercise price of eligible non-qualified stock options and eligible ISOs for which eligible employees have made valid adjustment elections will be adjusted promptly following the expiration of the Offer to Exchange, Fidelity, our stock plan administrator, may require time to record these adjustments in the accounts of eligible employees. During the period in which accounts are being adjusted, we intend to suspend transactions involving both ISOs and non-qualified stock options. Therefore, during this period you will not be able to engage in certain transactions, including, without limitation, any exercise of your eligible ISOs or eligible non-qualified stock options.

Following receipt of this email, you will also receive via email (from OptionExchange@dish.com) an Election Form accompanied by instructions on how to properly complete, execute and submit to us your Election Form.

After reading the Offering Materials, the Election Form and accompanying instructions, if you have questions, you may send an e-mail to Stock.Options@dish.com, which is the preferred method, or call the Offer to Exchange information line at 1-855-256-0682.

There is no need to reply to this email message.